SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)1

Trans World Entertainment Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 89336Q100

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: *

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89336Q10	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 1,939,703
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,939,703
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,939,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%[1]
14	TYPE OF REPORTING PERSON* PN

———————

Based on 31,186,247 shares of common stock of Trans World Entertainment Corporation (the “Issuer”) outstanding at March 28, 2008, as reported in the Issuer’s Annual Report on Form 10-K for the year ended February 2, 2008 filed with the Securities and Exchange Commission on April 17, 2008.

CUSIP No. 89336Q10	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,487,478[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,061,356[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,487,478[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,061,356[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,422,855[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 1,939,703 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 547,775 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 1,061,356 shares of Common Stock held by its investment advisory clients, 935,377 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 31,186,247 shares of common stock of Trans World Entertainment Corporation (the “Issuer”) outstanding at March 28, 2008, as reported in the Issuer’s Annual Report on Form 10-K for the year ended February 2, 2008 filed with the Securities and Exchange Commission on April 17, 2008.

CUSIP No. 89336Q10	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 198,335
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 95,135[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 198,335
PERSON WITH	10	SHARED DISPOSITIVE POWER 95,135[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .9%[2]
14	TYPE OF REPORTING PERSON* BD

———————

1

B. Riley & Co., LLC has shared voting and dispositive power over 95,135 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

Based on 31,186,247 shares of common stock of Trans World Entertainment Corporation (the “Issuer”) outstanding at March 28, 2008, as reported in the Issuer’s Annual Report on Form 10-K for the year ended February 2, 2008 filed with the Securities and Exchange Commission on April 17, 2008.

CUSIP No. 89336Q10	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,673,603[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,168,701[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,673,603[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,168,701[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,716,325[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.’s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 1,939,703 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 547,775 shares held in managed accounts by its investment advisory clients. B. Riley & Co., LLC has sole voting and dispositive power over 186,125 shares of Common Stock. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

2

Riley Investment Management LLC has shared voting and dispositive power over 1,061,356 shares of Common Stock held by its investment advisory clients, 935,377 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares. B. Riley & Co., LLC has shared voting and dispositive power over 95,135 shares of Common Stock and sole voting and dispositive power over 12,210 shares of Common Stock.  Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

Based on 31,186,247 shares of common stock of Trans World Entertainment Corporation (the “Issuer”) outstanding at March 28, 2008, as reported in the Issuer’s Annual Report on Form 10-K for the year ended February 2, 2008 filed with the Securities and Exchange Commission on April 17, 2008.

CUSIP No. 89336Q10	13D	Page 6

Item 4.

Purpose of the Transaction

Item 4 is hereby amended by adding the following:

On May 5, 2008, Mr. Higgins, through his representative, informed the Special Committee's financial advisor that he had determined to no longer pursue the Proposed Acquisition. Mr. Higgins indicated to the Special Committee that continuing poor credit market conditions have substantially increased the cost and burdens of the debt financing that would be required to consummate the Proposed Acquisition.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2008

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member
B. Riley & Co, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley